UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             Chartwell Leisure Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    16139F106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard L. Fisher
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 752-5000
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   Copies to:

John N. Turitzin                            Kenneth N. Musen
Battle Fowler                               Bergman, Horowitz & Reynolds
75 East 55th Street                         157 Church Street
New York, New York  10022                   New Haven, Connecticut  06502
(212) 856-7000                              (203) 785-1320

                                 March 13, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box     /   /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106             SCHEDULE 13D
--------------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chartwell Leisure Associates L.P. II
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / X /

                                                            (b)  /   /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

          WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                 /    /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                                  4,738,328(1)
NUMBER OF        --------------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY                      1,294,737(1)
OWNED BY         --------------------------------------------------------------
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                         4,738,328(1)
PERSON WITH      --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                  1,052,631(1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,033,065(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)                                               / X /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              45.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

--------
1 See Items 5 and 6 for a description of the shares for which Chartwell Leisure Associates L.P. II is deemed to have voting and dispositive power.

                                                                          Page 2
C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106             SCHEDULE 13D
--------------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chartwell Leisure Corp. II
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / X /

                                                            (b)  /   /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                 /    /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                                  4,738,328(2)
NUMBER OF        --------------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY                      1,294,737(2)
OWNED BY         --------------------------------------------------------------
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                         4,738,328(2)
PERSON WITH      --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                  1,052,631(2)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,033,065(2)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)                                               / X /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              45.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

--------
2 See Items 5 and 6 for a description of the shares for which Chartwell Leisure Corp. II is deemed to have voting and dispositive power.


                                                                          Page 3
C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106             SCHEDULE 13D
--------------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FSNL LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / X /

                                                            (b)  /   /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     Not applicable
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                 /    /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                                  0(3)
NUMBER OF        --------------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY                      1,294,737(3)
OWNED BY         --------------------------------------------------------------
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                         242,106(3)
PERSON WITH      --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                  1,052,631(3)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,294,737(3)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)                                               /   /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.7%(3)
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
-------------------------------------------------------------------------------

--------
3 See Items 5 and 6 for a description of the shares for which FSNL LLC is deemed to have voting and dispositive power. As described in Item 6, FSNL LLC disclaims beneficial ownership of 4,738,328 shares of the Common Stock beneficially owned by Chartwell Leisure Associates L.P. II and Chartwell Leisure Corp. II.

                                                                          Page 4
C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106             SCHEDULE 13D
--------------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Saidye Rosner Bronfman Ruby Trust
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / X /

                                                            (b)  /   /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     Not applicable
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                 /    /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                                  0(4)
NUMBER OF        --------------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY                      1,294,737(4)
OWNED BY         --------------------------------------------------------------
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                         242,106(4)
PERSON WITH      --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                  1,052,631(4)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,294,737(4)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)                                               /   /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.7%(4)
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
-------------------------------------------------------------------------------

--------
4 See Items 5 and 6 for a description of the shares for which The Saidye Rosner Bronfman Ruby Trust is deemed to have voting and dispositive power. As described in Item 6, The Saidye Rosner Bronfman Ruby Trust disclaims beneficial ownership of 4,738,328 shares of the Common Stock beneficially owned by Chartwell Leisure Associates L.P. II and Chartwell Leisure Corp. II.

                                                                          Page 5
C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106              SCHEDULE 13D
--------------------------


          This statement amends and supplements the chedule 13D, dated December 20, 1995 (the "Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "SEC") on January 2, 1996 on behalf of Chartwell Leisure Associates L.P. II and Chartwell Leisure Corp. II with respect to the ownership of common stock, $0.01 par value ("Common Stock"), of Chartwell Leisure Inc., a Delaware corporation formerly known as National Lodging Corp. (the "Company"), as amended and supplemented by Amendment No. 1 to the Schedule 13D, dated January 24, 1996 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D, dated February 14, 1996 ("Amendment No. 2"), Amendment No. 3 to the
Schedule 13D, dated April 11, 1996 ("Amendment No. 3"), Amendment No. 4 to the
Schedule 13D, dated May 16, 1996 ("Amendment No. 4"), and Amendment No. 5 to the
Schedule 13D, dated August 8, 1996 ("Amendment No. 5," together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, "Amendment Nos. 1, 2, 3, 4 and 5"), which Amendment Nos. 1, 2, 3, 4 and 5 were filed with the SEC on January 26, 1996, February 20, 1996, April 26, 1996, June 12, 1996 and August 21, 1996, respectively, on behalf of Chartwell Leisure Associates L.P. II, Chartwell Leisure Corp. II, FSNL LLC and The Comet Trust, with respect to Amendment Nos. 1, 2 and 3, and Chartwell Leisure Associates L.P. II, Chartwell Leisure Corp. II, FSNL LLC and The Saidye Rosner Bronfman Ruby Trust, with respect to Amendment Nos. 4 and 5.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated as follows:

          This statement relates to the common stock, $0.01 par value (the "Common Stock"), of Chartwell Leisure Inc., a Delaware corporation (the "Company") which has its principal executive offices at 605 Third Avenue, New York, New York 10158.


Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

          Pursuant to the Company's Rights Offering described in Item 4 below, Chartwell L.P. and FSNL paid an aggregate of $15,793,890, or $14.00 per share, to purchase an aggregate of 1,128,135 shares of Common Stock on March 13, 1997. The $15,793,890 used to make the Rights Offering Purchase described in Item 4 below came from the working capital of Chartwell L.P., or affiliates of Chartwell L.P., and FSNL.

          Chartwell L.P. obtained its share of the funds required to make the Rights Offering Purchase from capital contributions by its partners. Chartwell Corp. obtained the funds required to make its capital contribution to Chartwell L.P. from capital contributions by its stockholders. The Fisher Partners, Martin
L. Edelman and Gordon P. Getty obtained their funds through personal funds. FGT obtained its funds from working capital.

          FSNL obtained its share of the funds required to make the Rights Offering Purchase from capital contributions by its members.


                                                                          Page 6
C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106              SCHEDULE 13D
--------------------------


Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

          On March 13, 1997, pursuant to the exercise of an aggregate of 1,128,135 subscription rights that were distributed by the Company to its existing stockholders (the "Rights Offering"), Chartwell L.P. and FSNL purchased directly from the Company an aggregate of 1,128,135 shares of Common Stock for an aggregate purchase price of $15,793,890, or $14.00 per share (the "Rights Offering Purchase"). Chartwell L.P. paid $12,404,406 for 886,029 shares of Common Stock and FSNL paid $3,389,484 for 242,106 shares of Common Stock. As a result of the Rights Offering Purchase, the Item 2 Persons beneficially own in the aggregate approximately 45.1% of the Company's outstanding Common Stock.

Item 5. Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

          (a) As of the date of this Amendment No. 6 to Schedule 13D, Chartwell L.P. and FSNL beneficially owned a total of 6,033,065 and 1,294,737 shares of Common Stock, respectively. Chartwell L.P. and FSNL beneficially owned approximately 45.1% and 9.7%, respectively, of the 13,389,756 shares of Common Stock outstanding as of March 21, 1997. Chartwell L.P. and Chartwell Corp. share voting and dispositive power with respect to the Common Stock beneficially owned by Chartwell L.P. FSNL and Ruby share voting and dispositive power with respect to the Common Stock beneficially owned by FSNL. Chartwell L.P. and Chartwell Corp. also share with FSNL voting power with respect to all of the shares of Common Stock beneficially owned by FSNL and share with FSNL dispositive power with respect to 1,052,631 shares of Common Stock beneficially owned by FSNL.

          (b) Subject to the terms of the 1995 Stock Purchase Agreement, the Amended and Restated 1996 Purchase Agreement, the Amended and Restated Stockholders' Agreement and the Amendment to Amended and Restated Stockholders' Agreement discussed in Item 6 below, Chartwell L.P. has sole voting and dispositive power with respect to 4,738,328 shares of the 6,033,065 shares of Common Stock it beneficially owns. Chartwell L.P. has shared voting power with respect to 1,294,737 shares of the 6,033,065 shares of Common Stock it beneficially owns and shared dispositive power with respect to 1,052,631 shares of the 6,033,065 shares of Common Stock it beneficially owns. Chartwell L.P. and Chartwell Corp. share voting and dispositive power with respect to the Common Stock beneficially owned by Chartwell L.P.

          Subject to the terms of the Amended and Restated 1996 Purchase Agreement, the Amended and Restated Stockholders' Agreement and the Amendment to Amended and Restated Stockholders' Agreement discussed in Item 6 below, FSNL has shared voting power with respect to all 1,294,737 shares of Common Stock it beneficially owns and shared dispositive power with respect to 1,052,631 shares of the 1,294,737 shares of Common Stock it beneficially owns. FSNL and Ruby share voting power with respect to the Common Stock beneficially owned by FSNL. Chartwell L.P. and Chartwell Corp. also share voting power with respect to all of the Common Stock beneficially owned by FSNL and share dispositive power with respect to 1,052,631 shares of the 1,294,737 shares of Common Stock beneficially owned by FSNL.


                                                                          Page 7
C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106              SCHEDULE 13D
--------------------------


          In addition, Fisher Brothers Financial and Development Company ("FBFDC") owns 2,460 shares of Common Stock and Richard L. Fisher owns 492 shares of Common Stock. FBFDC is a limited partnership in which Larry Fisher, Zachary Fisher, Arnold Fisher, Richard L. Fisher and M. Anthony Fisher are the general and limited partners. The Item 2 Persons disclaim beneficial ownership of the shares owned by FBFDC and Richard L. Fisher and do not affirm the existence of a group with either FBFDC or Richard L. Fisher with respect to those shares.

          (c) On March 13, 1997, pursuant to the exercise of an aggregate of 1,128,135 subscription rights in the Company's Rights Offering, Chartwell L.P. and FSNL purchased directly from the Company an aggregate of 1,128,135 shares of Common Stock for an aggregate purchase price of $15,793,890, or $14.00 per share. As a result of the Purchase, the Item 2 Persons beneficially own in the aggregate approximately 45.1% of the Company's outstanding Common Stock. None of the Item 2 Persons has effected any other transactions in Common Stock in the last 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The last two paragraphs of Item 6 are hereby amended, supplemented and restated as follows:

Amended and Restated Stockholders' Agreement

          On February 14, 1996, Chartwell L.P. and FSNL entered into a Stockholders' Agreement which provides for restrictions on the transfer and voting of shares of Common Stock owned by Chartwell L.P. and FSNL. On March 14, 1996, Chartwell L.P. and FSNL LLC entered into an Amended and Restated Stockholders' Agreement that amends and restates the Stockholders' Agreement in certain respects. The Amended and Restated Stockholders' Agreement became effective as of the closing of the Purchase described in Item 4. The Amended and Restated Stockholders' Agreement includes certain voting arrangements (the "Voting Arrangements") which provide that Chartwell L.P. and FSNL will vote their shares of Common Stock to elect as a Director of the Company one nominee selected by FSNL and any number of nominees selected by Chartwell L.P., and that FSNL will vote its shares of Common Stock at all meetings of stockholders of the Company and in any written consent in the manner directed by Chartwell L.P. The Amended and Restated Stockholders' Agreement also includes certain transfer restrictions (the "Transfer Restrictions") which provide for certain restrictions on the transfer of their shares of Common Stock and on future acquisitions of shares of Common Stock by Chartwell L.P. and FSNL. Under the terms of the Amended and Restated Stockholders' Agreement, for a period of six years beginning on August 8, 1996, FSNL is prohibited from transferring its shares to persons other than Chartwell L.P. and certain other permitted transferees identified in the Amended and Restated Stockholders' Agreement. Additionally, under the Amended and Restated Stockholders' Agreement, FSNL is afforded certain "tag-along" rights (the "Tag-Along Arrangements") exercisable by it upon a sale of shares by Chartwell L.P. or upon a request by Chartwell L.P. of a Demand Registration Statement pursuant to the Registration Rights Agreement. Chartwell L.P. may sell its shares to FSNL and certain

                                                                          Page 8
C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106              SCHEDULE 13D
--------------------------


other permitted transferees identified in the Amended and Restated Stockholders' Agreement and to third parties, provided that Chartwell L.P. allows for FSNL to "tag-along" in the event of sale to any third party. Chartwell L.P. may also require FSNL to sell its shares to a third party offering to purchase all of Chartwell L.P's and FSNL's shares of Common Stock (the "Drag-Along Arrangements").

Amendment to Amended and Restated Stockholders' Agreement

          On March 2, 1997, Chartwell L.P. and FSNL entered into an Amendment to the Amended and Restated Stockholders' Agreement. Pursuant to the Amendment, Chartwell L.P. and FSNL have agreed that the 886,029 shares of Common Stock acquired by Chartwell L.P. in the Rights Offering and the 242,106 shares of Common Stock acquired by FSNL in the Rights Offering are not subject to the Transfer Restrictions, Tag-Along Arrangements or Drag-Along Arrangements, but are subject to the Voting Arrangements.

          Because FSNL is required to vote all of its shares of Common Stock in the manner directed by Chartwell L.P. and because of the restrictions on transfers of 1,052,631 shares of Common Stock by FSNL to entities other than Chartwell L.P., Chartwell L.P. is deemed to share voting power with respect to all of the Common Stock owned by FSNL and to share dispositive power with respect to 1,052,631 shares of the 1,294,737 shares of Common Stock owned by FSNL. Although Chartwell L.P. has agreed to vote its Common Stock in concert with FSNL on certain matters and has agreed to certain restrictions on transfers of its Common Stock, FSNL is not deemed to share voting and dispositive power with respect to the Common Stock owned by Chartwell L.P. Accordingly, FSNL and Ruby disclaim beneficial ownership of 4,738,328 shares of the shares of Common Stock owned by Chartwell L.P. and Chartwell Corp.

Item 7. Materials to be Filed as Exhibits.

        Exhibit I -- Amendment to Amended and Restated Stockholders' Agreement,
                     dated as of March 2, 1997, between Chartwell Leisure Associates L.P. II and FSNL LLC.

                                                                          Page 9
C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106              SCHEDULE 13D
--------------------------


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1997

                                    CHARTWELL LEISURE ASSOCIATES L.P. II


                                    By: Chartwell Leisure Corp. II,
                                        as general partner


                                    By:  /s/ Richard L. Fisher
                                        ---------------------------------------
                                             Richard L. Fisher
                                             President


                                    CHARTWELL LEISURE CORP. II


                                    By:  /s/ Richard L. Fisher
                                        ---------------------------------------
                                             Richard L. Fisher
                                             President


                                    FSNL LLC


                                    By:  /s/ Leonard M. Nelson
                                        ---------------------------------------
                                             Leonard M. Nelson
                                             Manager


                                    THE SAIDYE ROSNER BRONFMAN RUBY TRUST


                                    By:  /s/ Leonard M. Nelson
                                        ---------------------------------------
                                             Leonard M. Nelson
                                             Trustee


                                                                         Page 10
C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106                SCHEDULE 13D
--------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1997

                                  CHARTWELL LEISURE ASSOCIATES L.P. II


                                  By:  Chartwell Leisure Corp. II,
                                       as general partner


                                  By:  /s/ Richard L. Fisher
                                           Richard L. Fisher
                                           President


                                  CHARTWELL LEISURE CORP. II


                                  By:  /s/ Richard L. Fisher
                                           Richard L. Fisher
                                           President


                                  FSNL LLC


                                  By:  /s/ Leonard M. Nelson
                                           Leonard M. Nelson
                                           Manager


                                  THE SAIDYE ROSNER BRONFMAN RUBY TRUST


                                  By:  /s/ Leonard M. Nelson
                                           Leonard M. Nelson
                                           Trustee




                                                                         Page 10
C/M: 08743.0313 480638.2

--------------------------
CUSIP No.  16139F106              SCHEDULE 13D
--------------------------

                                  Exhibit Index


Exhibit

Exhibit I --   Amendment to Amended and Restated Stockholders' Agreement, dated as of March 2, 1997, between Chartwell Leisure Associates L.P. II and FSNL LLC.



                                                                         Page 11
C/M: 08743.0313 480638.2